CASTLE HILL CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Castle Hill Capital Partners, Inc.

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
546 Fifth Avenue, 14th Floor
(No. and Street)

New York   New York   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Geoffrey L. Webster   (212) 784-6104
                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 W Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort   Illinois   60423
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Brian Stutman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Castle Hill Capital Partners, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



_____
Signature

<u>President</u>
Title



_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Castle Hill Capital Partners, Inc.

We have audited the accompanying statement of financial condition of Castle Hill Capital Partners, Inc. (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Castle Hill Capital Partners, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 23, 2017

Castle Hill Capital Partners, Inc.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	90,802
Accounts Receivable		230,698
Prepaid Expenses		14,207
Security Deposit		18,615
TOTAL ASSETS	$	354,322

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	79,996
SHAREHOLDERS' EQUITY	$	274,326
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	354,322

The accompanying notes are an integral
part of these financial statements

Castle Hill Capital Partners, Inc.

1. Organization and Nature of Business

Castle Hill Capital Partners, Inc. ("the Company") is a securities broker-dealer registered with the Securities and Exchange commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"), incorporated on September 5, 1997 in the state of New York. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii). The Company does not, and will not hold customer funds or safekeep customer securities. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company's securities transactions consist primarily of introducing customer accounts to other broker dealers. The Company is compensated for these introductions based on net revenues generated, via a commission sharing agreement. The Company also engages in Third Party Marketing of Hedge Funds for a fee.

2. Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash - The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company believes it is not exposed to any significant risk on cash.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholders are liable for individual federal income taxes on their share of the Company's income, deductions, losses and credits.

Revenue Recognition - Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Account Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis the Company evaluates accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case by case basis.

Uncertain tax positions - The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2016, and does not expect any material adjustments to be made. The tax years 2016, 2015, 2014, and 2013, remain open to examination by the major taxing jurisdictions to which the entity is subject.

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1). At December 31, 2016, the Company had net capital of $131,720 which was $126,387 in excess of its required net capital of $5,333. The Company's ratio of aggregate indebtedness to net capital was 60.73%.

4. Indemnifications

In the normal course of its business, the entity indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the entity. The maximum potential amount of future payments that the entity could be required to make under these indemnifications cannot exceed the commissions receivable from the service provider. As such, the entity believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Operating Leases

The Company currently leases office space in New York City, located at 215 East 45th Street, with the lease term expiring on September 30, 2018. Currently the Company has three (3) employees occupying space there. Future minimum annual payments required by this lease are $74,052 and $56,781 for 2017 and 2018 respectively. The Company also leases space from the Manor House in Del Ray, FL for $1,400 per month on a month to month basis. Total rent expense for these 2 leases was $62,398.

6. 401(k) and Profit Plan

The Company currently has a 401(k) & Profit Sharing Plan. The Company has no current plans for funding such Profit Sharing Plan. 401(k) contributions are made on an individual basis, and new employees are eligible after six (6) months of service.